

June 14, 2011

Via E-mail
Michael J. Friedman
President and Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Ave Suite 1005
New York, NY 10016

  **Re:** **Fresh Harvest Products, Inc.**
    **Form 10-K/A for the Fiscal Year Ended October 31, 2010**
    **Filed May 25, 2011**
    **File No. 000-51390**

Dear Mr. Friedman:

  We have reviewed your response dated May 25, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended October 31, 2010

General

1. To the extent comments below also apply to your preliminary proxy statement on Schedule 14A that we are concurrently reviewing, please revise your preliminary proxy statement accordingly.

Item 1A. Risk Factors, page 9

We have not yet completed our merger with New York FHP, page 11

2. We reviewed the changes in this risk factor and throughout your filing in response to comment four in our letter dated April 7, 2011 related to your preliminary proxy statement and re-issue this comment. We note that your revised disclosure states the

"[b]efore the Company can complete the Merger, the parties to the Merger must take certain steps, including, the payment of all taxes owed by New York FHP to the State of New York." As previously requested, please revise to disclose each step required to complete the merger. In addition, please revise to disclose with more specificity the impact on the company and your shareholders if these steps are not completed and the merger is not completed.

Item 7. Management's Discussion and Analysis or Plan of Operation, page 17

3.  We note your response to comments four and five in our letter dated April 7, 2011. Where you make changes in the line items of your financial statement, please update your discussion and analysis to reflect these changes.

Item 8. Financial Statements and Supplementary Data, page 26

4.  Given your decision to amend your Form 10-K, we note the adjustments made to various line items on the face of your Consolidated Statements of Operations and the Consolidated Statements of Cash Flows for the years ended October 31, 2010 and 2009. We further note your disclosure on page two as a reclassification of certain items. Please note that these changes would appear to be as a result of an error in previously issued financial statements based on the Master Glossary of the FASB Codification. In this regard, an error in previously issued financial statements is defined as "an error in… disclosure in financial statements resulting from…mistakes in the application of generally accepted accounting principles (GAAP)." Please amend your filing to ensure compliance with the disclosure requirements of ASC 250-10-50-7. Alternatively, please provide substantive evidence why the adjustments are not considered an error in previously issued financial statements.

5.  Please note that if you restate your financial statements as a result of an error in previously issued financial statement, you are required to file a Form 8-K pursuant to Item 4.02.

Notes To Consolidated Financial Statements

Note 1. General Organization and Business, page 32

Material Agreement, page 32

6.  Please tell us how your purchase price allocation on page 34 complies with the guidance in ASC 805. In this regard, it is our understanding from various disclosures in your filing that the total consideration paid for Take and Bake, Inc. on March 2, 2010 was $1,058,000, which consists of; (1) 15,000,000 shares of restricted common stock that was valued at $450,000; (2) $108,000 that was payable over 60 months; and (3) $500,000 that was negotiated contemporaneously through the Asset Acquisition Memorandum. If our

understanding is correct, please reconcile this purchase price with that provided for on page 34 of your Form 10-K/A filed on May 25, 2011.

Note 2. Summary of Significant Accounting Policies, page 35

Impairment of Goodwill, page 37

7.  We note your response to comment seven in our letter dated April 7, 2011.  As previously requested, please tell us in which prior reporting period you initially recorded the goodwill.  In this regard, it remains unclear how your recorded a goodwill impairment for an amount that was not previously included in the consolidated financial statements. Further, revise the line item on your Consolidated Statements of Operations to indicate that your goodwill was impaired and not amortized.

Note 10. Commitments and Contingencies, page 44

8.  We note your response to comment eight in our letter dated April 7, 2011 and your reliance on ASC 440 for presenting the $450,000 in unpaid consideration in the form of 15,000,000 shares of Company stock as a contingency.  We further note your disclosure that there are not sufficient authorized shares to issue the 15,000,000 shares under the agreement. Please explain the extent you considered the guidance in FASB ASC 805-30-25-6 and 815-40-25-10 in determining whether your obligation represents a liability with subsequent changes in the fair value recognized in earnings.

9.  We note your response to comment nine in our letter dated April 7, 2011. Notwithstanding your assertion that the investment commitment is not a direct present or past commitment under the Asset Purchase Agreement but rather a subject of the Asset Acquisition Memorandum, we note the "required" investment in your disclosure.  Given the contemporaneous negotiations that took place as part of the Agreement and the Memorandum, the investment commitment appears to be a form of contingent consideration as provided for in ASC 805-30-25.

Item 13.  Certain Relationships and Related Transactions and Director Independence, page 55

10. We reviewed your response to comment 13 in our letter dated April 7, 2011 and the related revisions to your filing.  In the penultimate paragraph under this heading, please revise to disclose the outstanding principal amount and accrued interest, if any, as of October 31, 2010. Refer to Items 404(d) and 404(a)(5) of Regulation S-K.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters.  Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments.  You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief

cc:    Clayton Parker
       K&L Gates LLP